

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0302

July 14, 2011

<u>Via E-mail</u>
Alexander Yanov
President
Yanex Group, Inc.
Filderbahnplatz, 33-1404
Stuttgart, Germany 70567

   Re: Yanex Group, Inc.
     Registration Statement on Form S-1
     Filed June 27, 2011
     File No. 333-175146

Dear Mr. Yanov:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Rule 419(a)(2) of Regulation C defines a blank check company as a company that is "a development stage company that has no specific business plan or purpose, or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies" and is issuing penny stock. Your disclosure indicates the following:
   - You are a development stage company with no revenues and have received a going concern opinion from your auditor;
   - You have no operations and no assets other than cash;
   - You may be unable to implement your business plan without substantial additional funding and there do not appear to be any efforts or current plans for obtaining this funding; and

- You contemplate the issuance of additional shares of your capital stock in connection with future acquisitions (please see "We may in the future issue additional shares of common stock…" risk factor disclosure on page nine).

Given these facts and the very general disclosure related to the nature of your business plan (which you describe as not yet "fully developed" on page seven), we believe your company is a blank check company and that your offering must comply with the requirements of Rule 419. If you disagree, provide in your response letter an analysis of why Rule 419 should not apply and substantially revise your entire prospectus to provide a detailed description of your specific business plan.

Prospectus Cover Page, page 3

2. Please prominently disclose on this page the fact that the company is a shell company.

Risk Factors, page 7
General

3. Include risk factor disclosure, if true, that Mr. Yanov does not have any experience with a public company.

"Because our sole officer and director has other business interests…," page 8

4. Please revise this risk factor to address any conflicts of interest Mr. Yanov may have as a result of his involvement in other activities.

Offering Period and Expiration Date, page 15

5. Please revise your disclosure to clarify that your offering will continue for a period of two hundred and forty "days".

Plan of Distribution; Terms of the Offering, page 15

6. We note your disclosure that Yanex Group, Inc. will pay all expenses incidental to the registration of the shares. Please revise your disclosure here as well as in the risk factor "[w]e will incur ongoing costs and expenses for SEC reporting and compliance…" on page 11 to clarify, if true, that you intend to use the proceeds of the offering to pay such expenses.

Our service, page 21

7. Please revise this section to provide a more comprehensive description of your proposed business as required by Item 101(h)(iv) of Regulation S-K, including an expanded description of your anticipated services and markets. Your expanded disclosure should include support for your statement on page 21 that "more and more people tend to live in [sic] countryside" and clarify whether you intend to provide services primarily to people in rural settings.

8. We note your statement that it is "likely" that you will not achieve profitability and you will have to cease operations due to your lack of funding. Please expand this disclosure to address why you have decided to conduct an offering at this time.

9. Please explain how you anticipate being able to work under "stiff time-frame" conditions given the limited time Mr. Yanov is anticipating contributing to the business.

Competition, page 22

10. Please expand your disclosure to address the competition for your services with respect to small to middle-scale sized projects and address the methods you will use to compete in the industry. See Item 101(h)(4)(iv) of Regulation S-K.

Professional Service Agreement, page 23

11. Please disclose when you anticipate being able to complete the service contemplated by this agreement. We note that you have indicated that you cannot commence operations until after you have completed this offering.

Biographical Information, page 24

12. We note your disclosure regarding Mr. Yanov's lack of involvement in certain legal proceedings. Please note that Item 401(f) of Regulation S-K also requires disclosure of several other types of proceedings. Please confirm that none of the events contemplated by this item have occurred or, if applicable, revise your disclosure accordingly.

Other

13. There are several references in the registration statement to "she" instead of "he" when referencing Mr. Yanov. Please revise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Celeste M. Murphy, Legal Branch Chief at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Thomas E. Stepp, Jr.